 

For Immediate Release

Calgary, Alberta, December 11, 2013

BELLATRIX EXPLORATION LTD. AND ANGLE ENERGY INC. ANNOUNCE COMPLETION OF ARRANGEMENT

Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) and Angle Energy Inc. ("Angle") (TSX: NGL) are pleased to announce that they have closed the previously announced plan of arrangement (the "Arrangement"). Pursuant to the Arrangement, Bellatrix acquired all of the issued and outstanding common shares of Angle (the "Angle Shares") for consideration consisting of $69.7 million in cash and approximately 30.2 million Bellatrix common shares. Bellatrix also acquired all of the issued and outstanding 5.75% convertible unsecured subordinated debentures of Angle with a maturity date of January 31, 2016 (the "Angle Debentures") in the aggregate principal amount of $60,000,000 on the basis of $1,040 in cash per $1,000 principal amount of the Angle Debentures, plus accrued and unpaid interest to yesterday.

Management of Bellatrix believes that the combination of Bellatrix's top-tier asset base with Angle's high quality, low-cost, high working interest asset base has created one of the largest, intermediate producers in the West Central Alberta fairway with a dominant and highly focused position in the Cardium and Lower Mannville.

In conjunction with the Arrangement, the Board of Directors of Bellatrix has approved the appointment of Keith Turnbull, a former director of Angle, as a director of Bellatrix effective January 1, 2014. Keith Turnbull is a Chartered Accountant and has been a business consultant since his retirement as a Partner from KPMG on December 31, 2009, after nearly 30 years of service. Mr. Turnbull has extensive experience in all aspects of public company accounting, finance and management matters, including serving as Office Managing Partner at KPMG's Calgary office, where he was responsible for the strategic direction and growth of the Calgary practice, as well its audit, tax and advisory business. Mr. Turnbull is a member of the Alberta and Canadian Institute of Chartered Accountants and the Institute of Corporate Directors. Mr. Turnbull is currently a director and audit committee member of Crown Point Energy Inc. and Renegade Petroleum Ltd.

Angle shareholders and debentureholders who have not already done so should submit their certificates representing Angle Shares and Angle Debentures to Computershare Investor Services Inc., the depositary pursuant to the Arrangement, together with the applicable letters of transmittal following the instructions set out in such letters of transmittal in order to receive the consideration that they are entitled to pursuant to the Arrangement. Letters of transmittal were sent to Angle shareholders and debentureholders and additional copies may be obtained by contacting Computershare Investor Services Inc. by telephone at 1-800-564-6253 (Canada and U.S.) or 1-514-982-7555 (Outside North America) or by e-mail at corporateactions@computershare.com.

As part of the Arrangement, Angle and its subsidiary Angle Energy Inc. were amalgamated with Bellatrix and continued under the name "Bellatrix Exploration Ltd." and the Angle Shares will be delisted from the Toronto Stock Exchange.

AltaCorp Capital Inc. and Macquarie Capital Markets Canada Ltd. acted as financial advisors to Bellatrix and FirstEnergy Capital Corp. and Cormark Securities Inc. acted as financial advisors to Angle with respect to the Arrangement.

For further information, please contact:

Raymond G. Smith, P.Eng.,
President and CEO (403) 750-2420
or
Edward J. Brown, CA
Executive Vice President, Finance and CFO (403)
750-2655
or
Brent A. Eshleman, P.Eng.,
Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
Suite No. 1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
(www.bellatrixexploration.com)

ADVISORIES:

Forward-Looking Statements: This press release contains forward looking statements. More particularly, this press release contains statements concerning the timing of Mr. Turnbull's appointment to the Board of Directors of Bellatrix. Certain forward-looking statements are based on certain key expectations and assumptions made by the Company's management, including among others, the ability of the Company to execute and realize on the anticipated benefits of the Arrangement, expectations and assumptions concerning prevailing commodity prices, exchange rates, interest rates, applicable royalty rates and tax laws; future production rates and estimates of operating costs; performance of existing and future wells; reserve and resource volumes; anticipated timing and results of capital expenditures; the success obtained in drilling new wells; the sufficiency of budgeted capital expenditures and carrying out planned activities; the timing, location and extended future drilling locations; the state of the economy and the exploration and production business; results of operations; performance; availability of labour and services; the impact of increasing competition; the ability to market oil and natural gas successfully and the ability of the Company to access capital as may be required. Although Bellatrix believes that the expectations reflected in these forward looking statements are reasonable, undue reliance should not be placed on them because Bellatrix can give no assurance that they will prove to be correct. Since forward looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties, some of which are beyond Bellatrix's control. Risks include risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR

website (www.sedar.com), the SEC's website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com. The forward looking statements contained in this press release are made as of the date hereof and Bellatrix undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Barrels of Oil Equivalent*: Disclosure provided herein in respect of barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1; utilizing a conversion on a 6:1 basis may be misleading as an indication of value.*